August 12, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Kathleen Krebs, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Preliminary Proxy Statement on Schedule 14A Filed on July 2, 2009 File No. 001-33746
Dear Ms. Krebs:
On behalf of TM Entertainment and Media, Inc., a Delaware corporation (“TM”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Preliminary Schedule 14A for TM (the “Amended Schedule 14A”), including exhibits, in connection with the acquisition by TM of Hong Kong Mandefu Holding Limited (“CME”).
The Amended Preliminary Schedule 14A incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Theodore S. Green, dated July 29, 2009. For your convenience, we have repeated each comment prior to the response in bold. All references to page numbers in our discussion below each heading are to the pages in the Amended Schedule 14A. The references to page numbers in the headings are to the original Preliminary Schedule 14A (the “Original Schedule 14A”).
We are also sending 3 courtesy copies of this letter to you by courier, together with 4 clean and 4 marked copies of the Amended Schedule 14A, marked to show changes from the Original Schedule 14A as initially filed, and the materials referenced in comments numbers 6 and 70 below.
General
1.	Please advise us why your proposed issuance of common stock pursuant to the contemplated transaction does not require registration under the Securities Act of 1933.

The proposed issuance of common stock pursuant to the proposed transition is exempt from Registration under Section 5 of the Securities Act of 1933, as amended (the “Act”) either as (i) as a private placement pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder or (ii) pursuant to Regulation S promulgated pursuant to the Act. The number of CME shareholders which will be receiving shares of existing TM common stock is limited (3), each of whom is an “accredited investor” as defined in Rule 501(a) promulgated under the Act. The shares issued to the existing CME shareholders will be “restricted securities” within the meaning of Rule 144 promulgated under the Act. In addition, all of the conditions of the exemption from registration pursuant to

Regulation S have been met. Finally, we note the restrictions on transfer under the lock-up agreements to be entered by CME’s existing shareholders in connection with the proposed transaction, as disclosed in the Amended Schedule 14A.
2.	Please present as a separate proposal in the proxy statement and on the proxy card the adjournment or postponement of the special meeting to solicit additional proxies.

We have made the requested changes.
3.	Please revise to consolidate the Summary of the Material Terms of the Transaction with the Summary of the Proxy Statement beginning on page 12. Note that the summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A. In addition, please revise to eliminate or reduce redundancies between the disclosure in the summary section and the disclosure in the questions and answers sections.

We have made the requested changes.
4.	We note the corporate structure of CME and the description of its business. Since CME is not a holding company whose subsidiary is a digital television advertising network, it does not seem appropriate to refer to CME’s advertising network without clarifying disclosure. For example, we note your disclosure in the Summary of the Proxy Statement discussing CME’s network and CME’s agreements with various customers. Revise this section and other relevant disclosure to make clear throughout your proxy statement that CME has a contractual relationship with a Chinese company that operates a digital television advertising network. Eliminate any disclosure that might suggest that CME has an ownership interest in such business or that you will have an ownership in such business after the consummation of the transactions contemplated herein.

We have made the requested changes. Please see pages 2, 19, 95 and 123.
5.	We note your Form 8-K filed on March 31, 2009 which indicates that Opportunity Partners L.P. (a/k/a Bulldog Investors) agreed to enter into a contract with the company or a third party whereby it would not vote its shares against the proposed business combination. Please revise the summary section of your proxy statement (as well as other sections of your proxy statement, as applicable) to disclose the material terms of this agreement. Disclose the number and percentage of shares held by Opportunity Partners L.P. and discuss how the agreement will impact the approval each of the proposals.

We have made the requested changes. Please see pages 9 and 57.
6.	Please provide us with copies of any industry analysis that you cite or upon which you rely, including but not limited to, market research data prepared by CTR Market Research, the National Bureau of Statistics of China and ZenithOptimedia. Please highlight the specific portions that you are relying upon so that we can reference them easily. Also confirm in the response letter that none of such data or third-party reports were prepared in connection with this filing.

We are providing you with copies of such reports supplementally. We hereby confirm that none of such data or third-party reports were prepared in connection with this filing.
7.	We note your statement on page 24 that you have outstanding warrants to purchase an aggregate of 12,355,000 shares of TM Common Stock. We further note the disclosure on page 172 that there are no warrants outstanding and the disclosure on page 173 that there are 2,100,000 warrants that were issued to your initial stockholders at the time of your initial public offering currently outstanding. Please clarify your disclosure throughout the proxy statement regarding the number of outstanding warrants and the number of shares of common stock that will be issued upon exercise of such warrants.

We have made the requested changes. Please see pages 20 and 176.
8.	We encourage you to file all appendices and a preliminary proxy card with your revised preliminary proxy statement or to provide us with draft copies.

We have filed the form of amendment to our charter and a preliminary proxy card with the Amended Schedule 14A.
Letter to Stockholders
9.	We note your disclosure referencing the initial stockholders’ agreement to vote their shares in accordance with the vote of the majority of the shares voted by the public stockholders. Please revise this disclosure to clarify that this voting arrangement does not apply to shares the initial stockholders purchased in or subsequent to your initial public offering. Disclose the number and percentage of shares held by the initial stockholders that do not consist of initial shares and how the initial stockholders intend to vote these additional shares.

We have made the requested changes. Please see page 2 of the letter to stockholders.
Summary of the Material Terms of the Transaction, page 1
10.	Where you provide a summary of the transaction consideration, also disclose the dollar value of the consideration to be paid in the transaction, including earn-out shares, based on the closing price of your common stock as of the most recent date practicable.

We have made the requested changes. Please see page 4.
11.	To provide context to the fifth bullet point on page one, please disclose CME’s net income for 2008.

We have made the requested change. Please see page 3.

12.	In the fourth full bullet point on page two, please revise your disclosure to indicate that your board of directors did not obtain a fairness opinion from a third party in making its determination that the 80% requirement was fulfilled.

We have deleted this bullet point in the summary section in response to comment number 3.
13.	Please revise the sixth full bullet point on page two to provide the ownership of TM by both the sellers and the current TM stockholders after consummation of the transaction. Please further revise this bullet point to reflect the ownership of TM in each of the following scenarios:
•	if the net income targets for the earn-out shares are met;

•	if shareholders convert the maximum number of shares;

•	if the currently outstanding warrants are exercised; and

•	if PaIi Capital, Inc. exercises its purchase option with respect to 700,000 units.
We have made the requested changes. Please see pages 4 and 5.
14.	We note your statement on page one as well as on page 74 that the sellers are “entitled” to receive up to $20.9 million of the cash proceeds from the exercise of TM’s warrants. Please disclose the following:
•	who holds these warrants;

•	how many warrants must be exercised in order to generate a $20.9 million payment to sellers;

•	when the warrants will be exercised; and

•	when you will pay this amount to the sellers.
Please also revise your disclosure to state, if true, that sellers’ “will receive” this amount to the extent sufficient warrants are exercised.

We have made the requested changes. Please see pages 3 and 4.
Questions and Answers About the Proposals, page 4
Why is TM proposing the Transaction?, page 4
15.	Provide balancing disclosure in this section by including a brief reference to CME’s limited operating history, its dependence on a limited number of advertising clients and one equipment supplier and its reliance on contractual arrangements with Fujian Fenzhong to conduct the advertising services within the PRC.

We have made the requested changes. Please see page 11.

How do the TM insiders intend to vote their shares, page 5
16.	In future amendments, revise this section so that it includes quantified disclosure of any future acquisitions of stock by the TM insiders (or other affiliates of TM) and affiliates of CME.

We will revise this section accordingly in future amendments. As of the date hereof, TM insiders do not own any other shares of TM common stock.
Do TM stockholders have conversion rights?, page 5
17.	Please revise your disclosure here and in response to “What happens if the Transaction is not consummated?” on page seven to address Messrs. Green and Bird’s agreements to be personally liable in the event you do not complete a business combination to ensure that the proceeds of the Trust Account are not reduced by the claims of vendors for services rendered or products sold to you. Such disclosure should also note whether such agreements are in writing.

We have made the requested changes. Please see page 13.
If I have conversion rights, how do I exercise them?, page 6
18.	Please clearly state whether stockholders can demand conversion rights by voting in person at the meeting.

We note the disclosure in Question X on page 14 (“You may also change your prior vote by attending the Special Meeting where you will be able to revoke your proxy and vote in person”) and the revised disclosure in Question XII on page 15.
Do, I need to send in my stock certificate now?, page 7
19.	Please clarify when a stockholder can expect to receive the instructions to deliver stock certificates. Also disclose whether there are any costs associated with tendering the stock certificates.

Please note the revised disclosure in Question XII on page 15.
What happens if the Transaction is not consummated?, page 7
20.	You disclose that you will not try to consummate another business combination if the transaction with CME is not approved. Briefly discuss why the company has decided to pursue only the transaction with CME.

We have made the requested changes. Please see page 15.

Summary of the Proxy Statement, page 12
21.	We note your disclosure on page 21 that if the Share Issuance Proposal or the Charter Amendment Proposal are not approved, TM “could be deemed to have failed to perform certain covenants under the Share Exchange Agreement, allowing, the sellers to terminate” such agreement (emphasis added). Please include disclosure about this risk in your summary of the proxy statement as well as your discussion of the Share Exchange Agreement on page 74. Such disclosure should indicate the circumstances in which the failure by the stockholders to approve such proposals would not give the sellers a right to terminate the Share Exchange Agreement.

We have revised the disclosure where appropriate to clarify that TM would not be able to perform its obligations under the Exchange Agreement if the Share Issuance Proposal or the Charter Amendment Proposal are not approved. Please see Question IV on page 12.
22.	Here and elsewhere in the proxy statement you list certain CME advertisers. When you name specific advertisers, you should also provide disclosure addressing their significance to CME. Please disclose the percentage of CME’s revenues the identified advertisers represented individually or in the aggregate in the last fiscal year and most recent interim period.

CME sold over 95% and 90% of its total advertising time slots through advertising agencies during the year ended December 31, 2008 and for the three months ended March 31, 2009, respectively. The specific advertisers listed were referred through advertising agencies and therefore, CME does not have a break down of the percentages of revenues from each of the specific advertisers.
Conditions to Closing, page 15
23.	We note that a condition to CME’s obligation to consummate the transaction is that there be sufficient funding and financing of TM Entertainment. Please provide quantified disclosure so that shareholders can evaluate the likelihood of this condition being met.

We have made the requested changes. Please see page 5.
Procedures. page 17
24.	You disclose that, based upon current estimates and assuming maximum conversion, there will be approximately $53.5 million available to fund the cash portion of the transaction consideration, the fees and expenses associated with the transaction, and working capital. Please quantify each use of the funds.

We have made the requested changes. Please see page 5.
Required Vote, page 19
25.	Provide a separate subsection that discusses potential and actual agreements and transactions by TM, CME, the initial stockholders or any of their affiliates to assure approval of the transaction. Discuss the impact of any such transactions on the vote, the ownership of TM before and after the transaction with CME and the amount of funds available in the trust after the transaction with CME.

We have made the requested change and expanded the disclosure in the section entitled “THE SPECIAL MEETING”. Please see pages 9, 58 and 59.
TM’s Recommendations: Interests of TM’s Management, page 21
26.	Please briefly identify and quantify the interest of TM’s management in the transaction. As one example, disclose the number of shares and warrants held prior to the initial public offering that will be worthless and the current value of those shares.

We have eliminated this disclosure in the summary section in response to comment number 3. Please note the disclosure on pages 68 and 69.
Risk Factors, page 23
General
27.	We note that several of risk factors address potential future risks without including a discussion of past experiences, if any, the relevant company has had with these risks, or management’s assessment of the likelihood of such risks. Please revise the risk factors, as applicable. See, for example, “CME relies on one equipment supplier...” (page 33), “CME derives a substantial portion of its revenues from a limited number of advertising clients,” (page 33), “CME operates in the advertising industry...” (page 35), “CME may be subject to intellectual property infringement claims...” (page 37), and “CME’s failure to protect its intellectual property could have a negative impact on its business...” (page 38). These are just examples.

While TM understands that CME has not had any past experiences with such risks and can not assess the likelihood of such risks, TM and CME believe such risks are important to stockholders understanding of the general nature of the risks of an investment in a company which derives its revenues through a business in China in the business in which CME operates. We do not believe that disclosure of past experience is dispositive with respect to the likelihood of such risks in the future.
“There are a number of obstacles to completing the Transaction and we cannot assure you that it will be consummated,” page 23
28.	Please revise the caption to this risk factor to reflect the material “obstacles” to the completion of the transaction. We note your reference to “applicable regulatory requirements.” Please identify these regulatory requirements and indicate the status of the parties’ efforts to meet such requirements. Also identify any other material conditions that you believe may not currently be satisfied.

We have made the requested changes. Please see page 19. There are no applicable regulatory requirements and we have revised the disclosure accordingly.

“CME may have difficulty establishing adequate management, legal and financial controls ...”, page 27
29.	Please expand your disclosure to include management’s assessment of your ability to comply with Sections 404 of Sarbanes-Oxley. Please also revise this risk factor to address the potential risk faced by the company as a result of a failure to comply with such requirements.

We have made the requested changes. Please see page 23.
“CME may not be able to renew its existing long-term framework agreements...”, page 30
30.	We note that the long-term framework agreements have terms ranging from five to eight years. Please indicate when the terms of such contracts will begin to expire.

We have made the requested changes. Please see page 26.
“If CME loses its status as the sole strategic alliance partner designated by TTAVC...”, page 35
31.	We note your statement that TTAVC may terminate your cooperative agreement prior to its expiration. Please briefly disclose the circumstances in which TTAVC would have the right to terminate the agreement.

TTAVC has no contractual right to terminate the agreement before its expiration. We have revised the relevant disclosure accordingly. Please see page 32.
“If the PRC government determines that CME was obligated to register as an out of home advertising network operator,” page 39
32.	We note that the local SAIC in Xiamen required CME to register with it. Please indicate if CME is completing such registration. Please also expand your disclosure regarding how CME’s failure to complete such registration with Jiangsu or Xiamen may result in a breach of contracts with its clients and its business.

We are advised that CME recently again inquired with the local SAIC of Xiamen whether it is required to be registered and was verbally told that the advertisements displayed on CME’s digital television displays do not need to be registered with Xiamen SAIC and that CME does not need to obtain the Out-of-Home Advertising Registration Certificate according to Out-of-Home Advertising Regulations, but is only required to file the content of advertisement with the Xiamen SAIC. However, the filing procedures are unclear and it is also unclear whether penalties will be imposed if CME fails to make such filings. In addition, CME tried to re-apply for Out-of-Home Advertising Registration with the local SAICs in Jiangsu, but the officials rejected such applications saying that CME does not need to register under current applicable regulations.
“If the PRC government determines that the agreements that establish the structure of CME’s business operations in China do not comply with applicable PRC laws...”, page 41

33.	Please revise your disclosure to briefly indicate the term of each of your contractual arrangements with Fujian Fenzhong and the circumstances in which Fujian Fenzhong may terminate such arrangements.

We have expanded the relevant disclosure in the section entitled “CME’S CORPORATE STRUCTURE — Contractual Arrangements”. Please see pages 94 and 95.
“The NYSE Amex may delist our securities...”, page 52
34.	Please expand this risk factor to disclose the rules you have violated and disclose the steps you are taking to regain compliance with the listing standards.

We have made the requested changes. Please see page 48.
“If we effect the Transaction, we will be subject to a variety of additional risks that may negatively impact our operations ...,” page 53.
35.	Please expand each of the bullet points to briefly clarify how they may apply to your business if you effect the transaction.

We have made the requested changes. Please see page 49.
Proxy Solicitation Costs, page 64
36.	We note that you may also solicit stockholders by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

We confirm our understanding of the requirements of Exchange Act Rule 14a-6(b) and (c).
The Transaction Proposal, page 64
General Description of the Transaction, page 64
37.	Briefly discuss the purpose of the additional consideration payable upon the exercise of the publicly held warrants.

Please note the revised disclosure on page 4.
Background of the Transaction, page 65
38.	Expand your disclosure in the sixth full paragraph on page 67 to indicate why CME did not proceed with filing a registration statement for an initial public offering in the United States and indicate why its management determined to pursue the transaction with TM in lieu of an initial public offering.

We have made the requested changes. Please see page 65.

39.	Please provide more insight into the reasons for and negotiations behind management’s decisions regarding the ultimate amount and form of consideration for the transaction. Such disclosure should explain how the parties determined the particular number of shares to be issued to CME’s security holders. Disclose how the parties determined the specific net income targets and the amount of shares awarded if CME achieves these targets. Also expand your discussion to address how the company determined the consideration that it offered CME in the non-binding letter of intent Discuss in more detail the negotiations of the definition and terms of “TM’s Permitted Financing” and the minimum amount of working capital that TM would be required to deliver. To the extent the consideration and other terms changed from the letter of intent to the ultimate Share Exchange Agreement, explain the process by which those changes came about.

We have made the requested changes. Please see page 66.
40.	Please revise your disclosure to provide more specifically regarding the “list of legal issues surrounding the transaction” GLO provided TM on March 9, 2009 as well as the “material issues relating to the Share Exchange Agreement” the parties discussed on March 13, 2009 and March 16, 2009.

We have made the requested changes. Please see page 66.
41.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the presentation provided by Pali on December 10, 2008 and the financial model provided on April 23, 2009.

We have made the requested changes. Please see page 67.
42.	Disclose all financial projections exchanged between CME and TM, or advise us why they are not material.

The only financial projections exchanged between CME and TM were CME’s net income targets, which have been disclosed and are the basis of the earn out targets.
43.	Indicate whether the impending deadline for a transaction influenced the board in deciding to approve the transaction with CME and to forgo engaging an independent financial advisor to issue an opinion on the fairness and/or 80% requirement for the transaction.

The board was conscious of the impending deadline in conducting its search for a business combination candidate, conducting due diligence and, once it determined that CME was an appropriate business combination candidate, in negotiating an agreement with CME’s shareholders. The board’s decision to forgo engaging an independent financial advisor to issue an opinion on the fairness and/or 80% requirement for the transaction was not influenced by such deadline. The board determined that given TM’s limited cash resources, the significant difference between the value of CME’s and TM’s assets and the existence of Chinese public companies that are considered “comparable” to CME, engaging an independent financial advisor to issue an opinion on the fairness and/or 80% requirement for the transaction was not a prudent use of TM’s resources, and that the board was capable of reaching the required determination without the benefit of such an opinion.
Recommendation of the Board of Directors and Reasons for the Transaction, page 69
44.	Please expand each of the positive and negative factors that you list as considered by the board in making its recommendation. For instance, disclose the specific features of CME’s results of operations and future prospects that the board considered in reaching its conclusion. Also provide a reasonable basis for the listed beliefs. For example, provide the basis for the belief that CME’s management team has a “proven track record of success” and the terms and conditions of the Share Exchange Agreement being beneficial to the TM stockholders. These are just examples.

We have made the requested changes. Please see pages 67 and 68.
45.	We note that the board considered the Chinese and global advertising market, “both current and projected” as a factor weighing for the support of the transaction while the board also considered the competitive nature of the Chinese advertising industry as a possible negative factor with respect to the transaction. Please expand your disclosure of each factor in order to clarify the board’s consideration of these apparently conflicting factors.

We have made the requested changes. Please see pages 67 and 68.
Satisfaction of Requirement that the Transaction has a Fair Market Value..., page 71
46.	Please expand the disclosure to clearly explain the basis and methodology for the board’s determination that the 80% test was satisfied. Please disclose, for example the valuations the board used in conducting its “arms-length negotiations” with the sellers to determine a purchase price. Please also clarify whether the valuation referenced on page 71 is the same valuation the company used when it engaged in negotiations with CME over the aggregate value to be paid to CME’s stockholders (referenced on page 68).

We believe that the illustration provided whereby $176mm is greater than $77mm provides clear evidence that the 80% test was satisfied and additional disclosure surrounding that would not be beneficial to investors. We confirm that the valuation referenced on page 71 of the Original Schedule 14A is the same as the valuation referenced on page 68 of the Original Schedule 14A.
47.	Please identify which members of management and the board of directors participated in the negotiations with the sellers. Disclose the relevant “financial background and experience” of such individuals and other members of TM’S management and board of directors upon whom the board relied to determine that the transaction meets the 80% requirement.

We have made the requested changes. Please see page 69.
48.	We note that on page 34 of your amended Form S-1 filed on October 12, 2007, you stated that the board of directors would evaluate the fair market value of your target business based on “one or more standards generally accepted by the financial community (such as actual and potential sales, earnings and cash flow or book value).” Please explain whether the board used or considered using any of these or other financial valuation analyses such as comparable company analysis, precedent transaction analysis or discounted cash flow analysis. If the board did not use any such analyses, please explain why they did not.

We have made the requested changes. Please see page 68.
The Share Exchange Agreement, page 74
49.	Please identify all of the “necessary approvals” from government agencies and third parties referenced in this section.

As disclosed on page 84, except for approvals required by the General Corporate Law of the State of Delaware, no other governmental agency approvals are required. Except for the stockholder approvals as described in the Proxy Statement, no other approvals of third parties are required. We have revised the disclosure accordingly.
50.	Please disclose the status of the permitted financing referenced on pages 79 and 82 and the appointment of a chief financial officer (referenced on page 83).

We have made the requested changes. Please see page 82.
51.	Disclose the nature of the opinions that both parties must receive. Advise us whether the parties have received these opinions and whether the respective conditions are satisfied. If not, indicate when you expect the pasties to receive them.

We have made the requested changes. Please see page 82.
52.	We note that as a condition to the closing of the transaction, TM is required to maintain its status as a company whose common stock and warrants are quoted on the NYSE Amex. Please revise your disclosure to address your existing noncompliance with NYSE rules and the steps management is taking to address it.

We have made the requested changes. Please see page 82.
Amendment, Extension and Waiver, page 85
53.	Your disclosure suggests that either CME or TM may waive the material conditions to the Share Exchange Agreement. Disclose whether it is the intent of TM’s board to re-solicit stockholder approval of the transaction if either party waives a material condition. We believe, that re-solicitation is generally required when companies waive material conditions to a transaction and such changes in the terms of the transaction render the disclosure that you previously provided to stockholders materially misleading.

We have made the requested changes. Please see page 82.
The Share Issuance Proposal, page 87
Background, page 87
54.	Please revise your disclosure to reference the additional shares you may issue upon exercise of the outstanding warrants and upon Pali’s purchase of 700,000 units after consummation of the transaction.

We have made the requested changes. Please see page 86.
Corporate History and Structure, page 92
55.	Please revise your disclosure to disclose the term of the various contractual arrangements among Fujian Express, Fujian Fenzhong and its stockholders that allow CME to effectively control and derive economic benefits from Fujian Fenzhang. Please also disclose any termination or indemnification provisions in such agreements.

We have expanded the disclosure in response to this comment. Please see pages 94 and 95.
Information about Hong Kong Mandefu Holding Limited (“CME”), page 95
Content Suppliers, page 108
56.	Tell us how you accounted for the cooperation agreements with Fujian SouthEastern Television and Hunan Satellite Television. We note that you are provided entertainment programming at no cost. Tell us whether you provide anything else in exchange such as advertising time. If not, tell us and disclose why both are willing to provide you with free programming for no compensation.

There is no separate accounting treatment for the broadcasts of the content. As we disclose, other than displaying the Fujian SouthEastern Television Channels logo and acting as an authorized agent in Fujian to source advertising for Hunan Satellite Television, CME does not provide anything in exchange for the programming it provides. As we disclose, both are willing to provide CME with free programming because “CME’s network offers them a new alternative channel to promote their brands to a wider audience which would otherwise be more difficult or expensive to reach through conventional distribution channels.”
Competitive Strengths, page 99
57.	We note your discussion of Zheng Cheng’s business management. Please expand this disclosure to identify the other members of management involved in your “well established management system.” Please indicate whether these individuals will continue to work for the company after the transaction.

We have made the requested changes. Please see page 102.

Programming, page 109
58.	We note your statement that Fujian Fenzhong holds the Permit to Product and Distribute Radio and Television Programs and that such permit has a validity of two years. Please disclose whether Fujian Fenzhong anticipates being able to renew its permit in 2011 and indicate the costs associated with such renewal.

We have made the requested changes. Please see page 110.
Regulation, page 112
59.	Please revise to explain how each regulation affects your business and assess any uncertainty in that regard. For example, the disclosure under the headings “Foreign Exchange Registration of Offshore Investment by PRC Residents,” and “Dividend Distribution” may be of limited use to investors without an accompanying discussion of applicability.

We have expanded the disclosure in response to this comment. Please see pages 117 and 118.
CME’s Management’s Discussion and Analysis of Financial Condition..., page 122
60.	Please discuss the anticipated impact of the merger on each company’s results of operations, liquidity and capital resources. Include in the discussions, as applicable, the impact of becoming a public reporting company, the costs of the merger, the impact of up to 29.99% of TM’s initial public offering shares being converted, the earn-out payments and the payment of $20.9 million of the cash proceeds from the exercise of TM’s publicly held warrants to the sellers.

We have made the requested changes. Please see page 141.
61.	Please expand the disclosure regarding the capital expenditures CME anticipates in connection with its expansion through strategic relationships and acquisitions as discussed on page 104. We also note that CME intends to upgrade its equipment and control systems to automatically update its programs upon arrival of the express buses at the bus terminals (page 30). Furthermore, we note that CME intends to expand the geographic coverage of its network (page 102) and such expansion may entail additional regulatory registration (including registration as an out-of-home advertising network operator). Please quantify, to the extent practicable, the costs associated with CME’s expansion plans and discuss the impact that such expenditures will have on operating results, liquidity, capital resources, and trends.

We have made the requested changes. Please see page 142.
62.	We note your disclosure on page F-48 that CME declared a $17,589,000 dividend to Mr. Zheng on February 5, 2009. Please disclose the purpose of this dividend and explain whether CME anticipates awarding additional dividends to Mr. Zheng prior to the closing of the transaction.

We have made the requested changes. Please see page 142.
Three months ended March 31, 2009 Compared to Three months ended March 31, 2008, page 134
63.	We note that selling expenses “were comparable” to the prior period. Please revise to explain in greater detail why such expenses remained constant despite the increase in your net revenues for the same period.

We have revised the discussion of “selling expenses” to explain in greater detail why such expenses remained constant despite the increase in CME’s net revenues. The major component for selling expenses is the salary and staff welfare expenses of the sales force as well as travel and rent expense. Although salaries and rent increased during the first three months of 2009, this was offset by a decrease in travel and the removal of the staff welfare expense, which was an accrual previously required by the PRC for bonus and meal expenses for staff. This accrual was not required in 2009 in the PRC and there is no U.S. GAAP requirement for this accrual. The majority of CME’s revenue was generated from advertising agencies, who purchase a period of CME’s time slots and sell the time slots to their customers. There are only a few advertising agencies (approximately 2 to 5) in each province to which CME sold almost all of its time slots to. Normally, the contract period between CME and the advertising agencies range from 3 months to 1 year. CME’s sales force did not need to carry out most of the sales and marketing activities in the past but they have performed some relationship building work. As a result, CME did not need to significantly increase its sales force in 2009.

Liquidity and Capital Resources, page 139
64.	We note your statement that CME believes that its existing cash resources, anticipated cash flows from operating activities and the cash retained in TM after the transaction will be “sufficient to meet its capital expenditure requirements.” Please revise your disclosure to provide an assessment of the company’s ability to meet its short-term and its long-term liquidity needs (assuming both completion and non-completion of the transaction). Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III. C of Release No. 34-26831 and footnote 43 of Release No. 34-48960.

We have made the requested changes. Please see page 141.
Unaudited Pro Forma Condensed Combined Financial Information, page 144
65.	Please revise to disclose why you have not included the potential issuance of common stock to CME shareholders or the exercise of the publicly held warrants.

We have made the requested changes. Please see page 146.
Beneficial Ownership of TM Securities, page 170
66.	Please revise to also present the beneficial ownership after the transaction assuming the net income targets for the earn-out shares are met.

We have made the requested changes. Please see page 173.

Hong Kong Mandefu Holding Limited financial statements
Report of Independent Registered Public Accounting Firm, page F-27
67.	We note that Hong Kong Mandefu Holding Limited’s audit report was signed by an audit firm based in Denver, Colorado. We also note that it conducts almost all of its operations, generates substantially all of its revenues and located its assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Denver, Colorado.

We are advised by AJ. Robbins as follows:

AJ. Robbins, PC, a Denver CPA firm, is a member of Polaris International, one of the largest and strongest international associations of independent accounting firms in the world, consisting of over 200 firms in 90 countries. The partners and managers of AJ. Robbins, PC did not rely upon the work of an affiliate firm, but utilized the staff of the affiliate firm (CCIF CPA, LTD) as if it were their own. The staff was trained in the use of PCAOB audit programs and documentation techniques.

Two partners of AJ. Robbins, PC visited CME’s offices in Fuzhou on two separate occasions during the audit process. Audit planning was done both in person with the staff of CCIF in Fuzhou and Hong Kong as well as via email and telephone. The majority of the audit fieldwork, in Fuzhou, was conducted by two audit partners from AJ. Robbins, PC and one of their staff members and three staff members and a manager from CCIF simultaneously. Audit documentation, which was not in English was translated either by CCIF staff members or by Chinese speaking staff in Denver. Differences between Chinese GAAP and U.S. GAAP were discussed at length and adjustments for reporting in U.S. GAAP were made by the Company. Detailed supervision and review was conducted in the field by the two audit partners, and application of U.S. GAAP and PCAOB auditing standards were consistently applied. Final documentation and review of workpapers was performed in Denver upon the team’s return to the Denver office.

Summary of Significant Accounting Policies, page F-32

Revenue Recognition, page F-35
68.	We note that you recognize revenue ratably over the contracted performance period for which the advertisements are broadcasted. Please provide us with more details of your arrangements and explain in detail why you believe your revenue recognition is appropriate. Also, tell us whether you are obligated to air a certain number of advertisements over the contracted period. Tell us what would happen if you were unable to meet the required level of airings/broadcasts in a given period. Tell us whether your policy is similar to recognizing revenues as each of the advertisements is actually broadcast.

Under these arrangements, CME broadcasts 10 minutes of a client’s advertising for every 30 minutes of programming, which run in a loop for the whole day and month. Sales contracts are based on the number of advertising minutes to be shown per month, and the client is invoiced monthly per the agreement.

CME engages CTR, a third party surveying company, to provide a detail of report that summarizes how many minutes of advertisements were shown on CME’s platform each month. As stated in the sales contracts, CME must report to the customer the number of buses carrying the advertisement in a province/region and the number of minutes of such customer’s advertising displayed during such month. This report documents performance under the contract by CME to the customer for such month.

The contracts do not specify the number of advertisements shown in specific months. In substance, the advertiser will be guaranteed with a minimum number of showing of their advertisements on the CME’s platform. The provision of advertising services was considered as rendered if it meets the minimum number of showing. Therefore, the recognition would be the same whether recording revenue as the advertising is broadcast or monthly.
Cost of Sales, page F-35
69.	We note your accounting for concession fees. Please provide us with more details of your accounting and refer to your basis in the accounting literature. Provide us with an example of your accounting and your calculation of the annual concession fee for one of your existing bus operators.

CME enters into signed the long term framework agreements with the bus operators. The initial fee charged by these bus operators is based upon the fee per bus and the number of buses included in the operation. This initial fee is set for the first year. Prior to the beginning of the next calendar year, CME enters into an updated annual agreement with the bus Company that increases the fee per bus by 10% to 30%. This is done every year through the term of the agreement.

This type of increase is likened to that of a rent escalation clause in a lease and CME followed the provisions of FAS 13 “Accounting for Leases (as amended)” as well as FTB 85-3 “Accounting for Operating Leases with Schedule Rent Increases”. In accordance with FAS 13 and FTB 85-3, if rent payments are not made on a straight-line basis, rental expense shall be recognized on a straight line basis. As the concession fees increase 10%

to 30% per year and the agreements are long term (5 to 8 years), the Company calculates the minimum concession fees due over the term of the agreement and amortizes that amount using the straight line method over the term of the agreement.

Since the Company does not know exactly what the increase will be each year, the minimum 10% increase is used in its calculation for each yearly increase. If an increase is any higher than the 10% increase, that amount is expensed as incurred on a monthly basis. As an example, Bus Operator A entered into a 5 year agreement with CME that begins on January 1, 2008 and ends on December 31, 2012, all amounts in RMB. Bus Operator A has 523 buses and the agreed upon initial monthly fee is 800 per bus for total concession fees of 5,020,800 for the first year. Based upon a 10% increase, the monthly fee per bus in year 2 is 880 or 5,522,880 annually, year 3 is 968 or 6,075,186 annually, year 4 is 1,065 per month or 6,682,685 annually and year 5 is 1,171 per month or 7,350,953 annually. The total concessions to be paid over the term of the agreement is 30,652,504 or approximately 510,874 per month amortized straight line over five years. The difference between the amount paid each month/year and the amount expensed is recorded as deferred concession fees.
Annex A
70.	Please supplementally provide us a list briefly identifying the contents of all omitted schedules to the share purchase agreement.
We are providing you this information supplementally.
TM acknowledges that:
•     the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the foregoing, please do not hesitate to contact Jack Levy at (212) 735-8764 or Eitan Tabak at (212) 735-8628.
Sincerely,
/s/ Jack Levy
Jack Levy

cc:	Mitchell Nussbaum, Esquire, Counsel, Hong Kong Mandefu Holding Limited Theodore S. Green, Chairman and Co-CEO, TM Entertainment and Media, Inc. Malcolm Bird, Co-CEO, TM Entertainment and Media, Inc.